Exhibit 21.1


                   SUBSIDIARIES OF THE SPORTS AUTHORITY, INC.



The following subsidiaries are 100% owned by The Sports Authority, Inc

1.   Authority International, Inc. (a Delaware Corporation)

2.   The Sports Authority Canada, Inc. (an Ontario, Canada Corporation)

3.   The Sports Authority Florida, Inc. (a Florida Corporation)

4.   The Sports Authority Michigan, Inc. (a Michigan Corporation)

5.   The Sports Authority Puerto Rico, Inc. (a Puerto Rico Corporation)